EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth consolidated ratio of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for each of the last five years and for the nine months ended September 30, 2015. For periods prior to the Business Combination Transaction, the ratio represents T-Mobile USA, Inc. as the accounting acquirer in the business combination.

	Year Ended December 31,					Nine Months Ended
	2010	2011	2012	2013	2014	September 30, 2015
(dollars in millions)
Earnings available for fixed charges:
Income (loss) before income taxes and earnings from unconsolidated affiliates	$2,180	$(4,919)	$(6,991)	$94	$461	$508

Adjustments:
Fixed charges	1,395	1,487	1,474	2,118	2,377	1,910
Amortization of capitalized interest	27	31	34	34	35	36
Capitalized interest	(35)	(24)	(9)	(5)	(81)	(180)
Earnings from non-controlling interests	(3)	—	—	—	—	—

Earnings available for fixed charges	$3,564	$(3,425)	$(5,492)	$2,241	$2,792	$2,274

Fixed charges and combined fixed charges and preferred stock dividends:
Interest expense including capitalized interest	$591	$694	$686	$1,229	$1,433	$1,237
Portion of rent expense representative of interest (1)	804	793	788	889	944	673

Fixed charges	$1,395	$1,487	$1,474	$2,118	$2,377	$1,910
Dividends on preferred stock (pre-tax)	—	—	—	—	—	66

Combined fixed charges and preferred stock dividends	$1,395	$1,487	$1,474	$2,118	$2,377	$1,976

Ratio of earnings to fixed charges (2)	2.55	—	—	1.06	1.17	1.19

Ratio of earnings to combined fixed charges and preferred stock dividends (2)	2.55	—	—	1.06	1.17	1.15

(1) - The portion of total rental expense that represents the interest factor is estimated to be 33%.

(2) - Due primarily to T-Mobile USA, Inc.’s non-cash impairment charges in the years ended December 31, 2012 and 2011, the ratio coverage was less than 1:1 in each of these periods. T-Mobile USA, Inc. would have needed to generate additional earnings of $7 billion and $5 billion in the year ended December 31, 2012 and 2011, respectively, to achieve a coverage of 1:1 in each of these periods.